Exhibit 12.1

OTTER TAIL CORPORATION
CALCULATION OF RATIOS

							Three Months Ended
		Year Ended December 31,					March 31,
		1999 (a)	2000	2001	2002	2003	2003	2004
Earnings:
Pretax income from continuing operations		$69,784,257	$59,397,298	$63,685,762	$66,188,568	$54,586,338	$14,240,454	$11,668,253
Plus fixed charges (see below)		18,069,648	20,055,142	19,671,799	22,612,037	22,786,790	5,698,134	5,615,042

Total earnings	1	$87,853,905	$79,452,440	$83,357,561	$88,800,605	$77,373,128	$19,938,588	$17,283,295

Fixed Charges
Interest charges		$14,712,507	$16,559,112	$15,801,291	$17,965,795	$17,498,269	$4,370,997	$4,246,391
Amortization of debt expense, premium and discount		593,271	576,340	568,533	772,242	982,521	250,637	245,401
Estimated interest component of operating leases		2,763,870	2,919,690	3,301,975	3,874,000	4,306,000	1,076,500	1,123,250

Total fixed charges	2	$18,069,648	$20,055,142	$19,671,799	$22,612,037	$22,786,790	$5,698,134	$5,615,042

Preferred Dividend Requirement		$3,345,365	$2,646,749	$2,836,621	$985,444	$951,877	$247,663	$247,307

Total Fixed Charges and Preferred Dividend Requirement	3	$21,415,013	$22,701,891	$22,508,420	$23,597,481	$23,738,667	$5,945,797	$5,862,349

Ratio of Earnings to Fixed Charges		4.86	3.96	4.24	3.93	3.40	3.50	3.08

(1) Divided by (2)
Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements		4.10	3.50	3.70	3.76	3.26	3.35	2.95

(1) Divided by (3)

(a) Pretax income from continuing operations includes a pre-tax gain of approximately $14.5 million from the sale of radio station assets in October 1999.